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May 27, 2025

VIA EDGAR

Re:	Flutter Entertainment plc

Form 10-K for the Fiscal Year Ended December 31, 2024

File No. 001-37403

Ms. Megan Masterson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Masterson:

On behalf of Flutter Entertainment plc (“Flutter”), we are providing the following in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter, dated April 22, 2025, regarding the Company’s above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Flutter’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”). The responses and information described below are based upon information provided to us by Flutter.

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Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 2 -	May 27, 2025

Form 10-K for the Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Fiscal 2024 Compared to Fiscal 2023, page 80

1.

In your discussion of Group and segment results, you cite multiple factors as impacting your results of operations but provide little quantification of the contribution of each factor to the material changes in the various line items discussed. For example, your discussion of Group general and administrative expenses and your discussions of Adjusted EBITDA for each of your segments beginning on page 84 refer to various factors; however, you do not quantify the impact of these factors. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each factor. Refer to Item 303(b) of Regulation S-K.

Flutter acknowledges the Staff’s comment. In all future filings commencing with Flutter’s Form 10-Q for the quarter ended June 30, 2025, where two or more factors contribute to a material change in the operating results between comparative financial periods, Flutter will quantify each material factor that contributed to the change, including offsetting factors where possible. Flutter will provide either a percentage or dollar amount to quantify the extent of the contributing factor to each material change.

The following is an example of Flutter’s intended disclosure based on an illustrative revision of its disclosure in the Form 10-K to quantify the extent of the contributing factor to each material change by reference to a percentage or dollar amount.

Group operating results

General and administrative expenses increased by 13%, to $1,808 million for fiscal 2024 from $1,596 million for fiscal 2023. The increase in general and administrative expenses included ~~was primarily as a result of (i) the continued expansion of our U.S. business;~~ (i~~i~~) an increase of $58 million in integration costs and advisory fees related to activities associated with the change in the primary listing of the Group and (ii) an increase of $117 million in labor costs due to greater investment in the Group’s workforce as we continued the expansion of our U.S. business.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 3 -	May 27, 2025

U.S. segment adjusted EBITDA

Adjusted EBITDA for the U.S. was $507 million for fiscal 2024, a $275 million increase compared to fiscal 2023. Adjusted EBITDA Margin improved to 8.7% for fiscal 2024 from 5.3% in fiscal 2023. These improvements were driven by (i) an increase in revenue of $1,394 million as a result of the factors above; and (ii) a decrease of 4.1% in sales and marketing expenses as a percentage of revenue due to significant economies of scales achieved in sales and marketing expenses through continued disciplined player acquisition investment in existing states, partly offset by (i) a 70 basis point impact of adverse sports results on revenue; (ii) increased taxes of $39 million in Illinois, prior to any mitigation which came into effect from July 1, 2024; (iii) increased sales and marketing expenses for new state launches; and (iv) an increase of 38% (or $74 million) in technology, research and development expenses and 34% (or $98 million) in general and administrative expenses reflecting the investment to scale our product, ~~and~~ technology and operational capabilities.

UKI segment adjusted EBITDA

Adjusted EBITDA was $1,117 million in fiscal 2024, a 23% increase from $911 million for fiscal 2023. Adjusted EBITDA Margin increased by 110 basis points to 31.0%. The improvements were driven by (i) an increase in revenue of $551 million as a result of the factors above; and (ii) a reduction in cost of sales as a percentage of revenue from 36.5% in fiscal 2023 to 35.8% in fiscal 2024 and research and development expenses as a percentage of revenue from 5.1% in fiscal 2023 to 4.5% in fiscal 2024.

International segment adjusted EBITDA

Adjusted EBITDA for International was $653 million for fiscal 2024, a 16% increase from $562 million for fiscal 2023. Adjusted EBITDA Margin increased by 60 basis points to 20% for fiscal 2024. These increases were primarily driven by (i) the increase in revenue of $365 million as a result of the factors above; (ii) cost savings from the closure of FOX Bet in August 2023, which resulted in adjusted EBITDA improvement of $46 million and a decrease of $32 million in research and development expenses from the optimization of the PokerStars business model; and (iii) a one-off credit of $18 million from a historic legal case.

Australia segment adjusted EBITDA

Adjusted EBITDA for Australia was $295 million for fiscal 2024, a 17% decrease from $357 million in fiscal 2023. Adjusted EBITDA Margin decreased 360 basis points to 21.1%. The period-on-period movement reflected the decrease in revenue of $52 million as a result of the factors above and the impact of increased taxes in Victoria of $22 million.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 4 -	May 27, 2025

2.

We note in your discussion of the changes in income tax benefit(expense) that the movement is partially due to the tax impact of discrete adjustments. Please tell us what those discrete adjustments are and revise in future filings to discuss and quantify any material discrete items that impacted taxes.

Flutter respectfully acknowledges the Staff’s comment. In all future filings, commencing with its Form 10-Q for the quarter ended June 30, 2025, Flutter will discuss in greater detail the material items that impacted the change in income tax benefit (expense) compared to the prior period. The item referred to as the “tax impact of discrete adjustments” in the Form 10-K was the tax benefit related to a combination of immaterial out-of- period adjustments, and return-to-provision adjustments which Flutter has clarified in the illustrative proposed disclosure below.

To facilitate the Staff’s review, below is Flutter’s proposed disclosure using 2024 for illustrative purposes, which has been marked to show changes from the disclosures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K:

“Income tax benefit (expense) increased by $266 million to $146 million of income tax benefit for fiscal 2024 from $120 million income tax expense for fiscal 2023. The movement is primarily due to the change in valuation allowance, mainly related to the $246 million release in U.S. federal and state deferred tax assets, the $52 million tax benefit related to a combination of immaterial out-of-period and return-to-provision adjustments recognized in fiscal 2024, as well as the change in amount and jurisdictional mix of profits in which the Group has a taxable presence ~~and tax impact of discrete adjustments~~.”

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 5 -	May 27, 2025

Consolidated Financial Statements

Note 3. Segments and Disaggregation of Revenue, page 118

3.

We note your disclosure on page 158 that effective from the first quarter of 2025 the company will have two reportable segments: U.S. and International. Please describe the organizational and internal reporting changes that led to this change in reportable segments including whether you have two or four operating segments. Also, please address the following:

•

If you now have two operating segments, tell us what financial or other information, if any, the CODM receives for UKI, International or Australia and explain how you determined that these geographic markets no longer meet the definition of an operating segment in ASC 280-10-50-1.

•

If you continue to have four operating segments but now aggregate UKI, International and Australia into one reportable segment provide us with a detailed analysis explaining how you determined that these operating segments meet the aggregation criteria in ASC 280-10-50-11.

Flutter respectfully acknowledges the Staff’s comment. Flutter confirms that it now has two operating segments based on the analysis set out in the response and that it therefore has not needed to consider the aggregation criteria in ASC 280-10-50-11.

The following provides information on the organizational and internal reporting changes that led to the change in Flutter’s operating segments during the first quarter of 2025, including the financial and other information received by the CODM, and Flutter’s conclusion under ASC 280, Segment Reporting, that its UKI, International and Australia legacy divisions no longer individually meet the definition of operating segments.

Organizational and internal reporting changes

Prior to the first quarter of 2025, Flutter had identified four operating and reporting segments namely, U.S., International, UKI and Australia, which are referred to as “legacy divisions” in this response to the Staff’s comment. Towards the end of the third quarter and through the first half of the fourth quarter of 2024, Flutter undertook a strategic review of its operational model in light of its long-term growth strategy and determined that it was time to evolve its operational model. Some of the key drivers for the change in operational model were as follows:

•

As Flutter pursued its strategy, the divisional model that existed prior to the first quarter of 2025 was becoming unbalanced. As FanDuel continues to grow in the United States, there is an increasing disparity in size in terms of revenue when compared to other legacy divisions. Further, Flutter’s focus on growing outside the United States through the announced acquisition of Snaitech in Italy would result in its Italian business within the legacy International division being of similar size and scale when compared to its legacy UKI division. To achieve its growth strategy, Flutter expects to undertake further merger and acquisition activity, which would see the legacy International and U.S. divisions further diverge from its legacy UKI and Australia divisions in size and scale.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 6 -	May 27, 2025

•

Flutter’s U.S. listing on the New York Stock Exchange became its primary listing venue, and its operational headquarters were relocated to the United States in 2024. These changes, coupled with the growth of FanDuel, caused its legacy divisions to no longer be aligned with investors’ desire to see a US/non-US split of financial and non-financial information.

•

Flutter’s technology integration initiatives were resulting in technology co-dependence and alignment between brands and platforms, which was driving the need to align management with technology responsibility.

•

Flutter’s Board of Directors desired to create further clarity around the Group Chief Executive Officer (CEO)’s succession and to elevate talent to succeed other key individuals, which drove a need for a smaller executive committee composed of the Group CEO, the CEO of the U.S. division, the CEO of the International division, Flutter’s Chief Operating Officer, Flutter’s Chief Financial Officer and Flutter’s General Counsel (collectively, the Executive Committee) and reporting directly to the Group CEO. The CEOs of the legacy UKI and Australia divisions, Flutter’s Chief People Officer and Flutter’s Chief Information Officer no longer directly report to the Group CEO following the internal reorganization.

Based on a review of the above factors, Flutter determined to simplify its organizational design in order to support its customers and growth ambitions. Effective January 1, 2025, Flutter has two divisions: U.S. - led by Amy Howe (CEO of the U.S. Division) and a new Flutter International division - led by Dan Taylor (CEO of the International Division). The division CEOs are accountable to Flutter’s CEO for the operating activities, development of plans, budgeting, and the financial results of their respective divisions.

The new International Division is comprised of five regions led by CEOs who report to the CEO of the International Division for the operating activities, development of plans, budgeting and financial result of their respective region as follows:

•	UK & Ireland (UKI) – which includes Sky Betting & Gaming, Paddy Power, Betfair and tombola, as well as PokerStars outside Italy and Betfair International, and is led by Kevin Harrington (CEO UKI);

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 7 -	May 27, 2025

•	Asia-Pacific (APAC) – which includes Sportsbet and Junglee Games and is led by Barni Evans (CEO APAC);

•	Southern Europe & Africa (SEA) – which includes Sisal, Snai as well as PokerStars in these markets, and is led by Francesco Durante (CEO SEA);

•	Central & Eastern Europe (CEE) – which includes MaxBet, Adjarabet and Singular, led by Irakli Asanishvili (CEO CEE); and

•	Brazil – which will be formed on completion of the NSX acquisition, in combination with Flutter’s existing Betfair Brazil business, and will be led by João Studart (CEO Brazil).

On November 18, 2024, Peter Jackson (Group CEO) made a group-wide announcement informing employees about the change from four divisions to two divisions as detailed above, effective from January 1, 2025. He also announced changes to the composition of the Executive Committee that reports directly to him as detailed above, along with the departure of Ian Brown, CEO of the legacy UKI division, and the retirement of Padraig O’Riordain, Flutter’s former General Counsel, in April. Don Liu succeeded Padraig O’Riordain as General Counsel in May.

The change in internal reporting structure also resulted in a change in the identification of the CODM and the monthly reporting package provided to the CODM as described below.

Identification of CODM

Prior to the organizational and internal reporting changes described above, Flutter determined that the role of CODM was fulfilled by its Group CEO and Group Chief Financial Officer. As part of the organizational and internal reporting change, the composition of the Executive Committee was reviewed, resulting in a smaller more focused group of six individuals compared to the previous broader composition of ten. The role of the Group Chief Financial Officer, who reports to the Group CEO, was also reviewed in the context of this streamlined Executive Committee. In consideration of the Board of Directors’ directive to simplify the organization design, a decision was made that effective January 1, 2025, the Group CEO would be solely responsible for all key operating decisions, which include, among other things, decisions relating to investments in product and technology, marketing strategies, expansion into new markets either organically or through mergers and acquisitions, reviewing and approving operating budgets for the Group and U.S. and International divisions and recommending the annual budget and long-range plan to the Board of Directors. Effective January 1, 2025, the Group Chief Financial Officer provides financial input and other operational considerations to support the Group CEO along with other reduced Executive Committee reports to the Group CEO, as opposed to previously being responsible for the key decisions along with the Group CEO.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 8 -	May 27, 2025

Monthly reporting package

The monthly reporting package for each of Flutter’s legacy divisions previously provided financial information that included adjusted EBITDA and non-financial operational information. Flutter previously concluded that such information, due to the inclusion of a performance measure, constituted operating results that are regularly reviewed by CODM in accordance with ASC 280-10-50-1(b).

Beginning January 1, 2025, the monthly reporting package has changed to a single reporting package, and the CODM no longer receives operating results for Flutter’s legacy operating segments which now form part of the new International division. The lowest level of operating results in the monthly reporting package is adjusted EBITDA presented at the new International and U.S. divisional levels, which Flutter has determined to be its operating segments. Further, the CODM does not regularly receive other reports through the CODM reporting package or otherwise that include discrete financial information in terms of adjusted EBITDA or any other performance measure at a more disaggregated level than the new International and U.S. divisions.

The monthly reporting package effective from the first quarter of 2025 for the new International division regularly contains the following:

•

an executive summary of revenue and adjusted EBITDA highlights against budget for the most recent month concluded and trading update highlights for the current month at the International divisional level as well as highlights on key operational strategic initiatives, market share information and key performance indicators such as average monthly players (AMP), etc.;

•	regulatory and legal updates across the key regions in which the International division operates;

•

an International division financial update for the most recent month and period concluded against budget, which includes discussion of revenue disaggregated by the five regions, International division segment cost of sales, International division segment sales and marketing, International division segment general and administrative expenses and International division adjusted EBITDA, as well as discussion of adjusted EBITDA cash conversion for the International division;

•

non-financial metrics provided at a regional level, including AMPs, stakes, player activation, online average revenue per player (ARPU), player incentives as a percentage of net gaming revenue and marketing as a percentage of net gaming revenue and net revenue margin;

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 9 -	May 27, 2025

•

risk and opportunities related to, amongst other things, discrete projects, initiatives, regulatory changes or market changes, which include probability and potential adjusted EBITDA impact, and which are segregated into those that are included in the updated forecast budget and those which are not;

•

a current month trading update for the International division versus latest budgeted forecast, including discussion on revenue, cost of sales, sales and marketing and general and administrative expenses at the International divisional level;

•

regional operations updates, which include information on market shares, AMPs, strategy execution, updates on product and technology initiatives, updates on major sporting events during the month, amongst other things;

•

financial information for one of the five regions within the International division, including revenue, costs and adjusted EBITDA. An individual region is not included in the monthly reporting package more than once in a five-month period[1]; and

•	ad hoc non-financial information on technology and Flutter Edge initiatives.

As a result, Flutter has concluded that discrete financial information is not regularly provided or reviewed below the new International divisional level. Flutter’s analysis of the monthly reporting package of the U.S. division is consistent with this conclusion.

Budgeting

Annual Budget

The change in internal reporting structure has also resulted in a change in the budgeting process. The budget for 2025, which was finalized in the fourth quarter of 2024, has been reorganized to align with the new International reporting structure and was presented to the CODM in January 2025. Prior to the change in Flutter’s internal reporting structure, each of the legacy division CEOs would present their respective legacy division’s budget to the CODM for review and approval.

[1]

Flutter respectfully advises the Staff that ASC 280 does not define “regularly reviewed.” Flutter believes that a regular review would be at least quarterly for a publicly listed entity. As such, Flutter does not consider the provision and review of discrete financial information at the regional level to meet the criteria of “regularly reviewed” as outlined in ASC 280-10-50-1(b) given this is on a rotational or ad-hoc basis and less than on a quarterly basis.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 10 -	May 27, 2025

Beginning in the first quarter of 2025, Flutter has changed the process for each of the U.S. and International divisional CEOs to present their respective division’s budget to the CODM for review and approval. In addition, the CODM now also receives a budget for Flutter’s corporate functions (i.e. corporate costs which are not allocated to each of the U.S. and International divisions). These U.S. and International divisional budgets, along with the Corporate and overall Group Budget, will also be presented to the Board of Directors in the last half of the fourth quarter of the year preceding the budgeted year. The CODM will not receive budgets below the divisional level either in their role as Group CEO or as a member of the Board of Directors.

Forecast

On a quarterly basis, the annual budget is refreshed for the actual year-to-date results and reforecast for the remaining financial year. Flutter’s Group financial planning and analysis team co-ordinates with the divisional Chief Financial Officers, commercial finance teams and financial planning and analysis teams of the divisions and corporate functions to reforecast the budget. The updated forecast budget is presented to the Group Chief Financial Officer for his review and approval. The Group Chief Financial Officer presents the updated forecast budget to the Executive Committee, which includes the CODM. The presentation contains an executive summary highlighting the changes against budget and the updated forecast budget for the previous quarter at a Group level, and updated risk and opportunities typically related to discrete projects, initiatives, regulatory changes or market changes, with probable impacts on Group adjusted EBITDA. It also provides details of changes to the U.S. and International division budgets and the previously updated forecast budget at the division level. For the International division information is also provided on the impact to budgeted revenue arising from changes in the regional revenue mix. The presentation also contains the impacts on budget arising from discrete events such as increases in gaming taxes, changes in timing of new U.S. state launches or impacts arising from foreign currency translation. Neither the Executive Committee nor the CODM receives reforecast budgets below the divisional level.

Compensation

Following the change in internal reporting structure, Flutter’s Compensation and Human Resources Committee revised the annual (short-term) incentive compensation of the CEO for the International division for 2025 with the majority (80%) of his incentive based on the achievement of the International divisional goals with a smaller (20%) element being based on Flutter Group performance. The annual (short-term) incentive compensation of the five regional CEOs in the International division was also revised with a majority (70%) of their annual (short-term) incentive compensation based on the achievement of goals for their region with a smaller (30%) element being evenly based on Flutter Group and International division performance, respectively.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 11 -	May 27, 2025

Financial Information provided to the Executive Committee

The CODM, as a member of the Executive Committee, receives the financial information that the Group Chief Financial Officer presents to the Executive Committee. The monthly presentation regularly includes the following:

•	an executive summary highlighting the performance of the Group for the month concluded, current month trading results and any changes arising for quarterly reforecast at a Group level;

•

key financial and non-financial performance indicators, namely revenue, adjusted EBITDA, impact of sport results, adjusted EBITDA cash conversion, stakes, and AMPs for the U.S. and International divisions for the month concluded against latest budget forecast and prior corresponding period. It also includes challenges and opportunities with achieving forecast;

•

discussion on sportsbook and iGaming revenue against latest budget forecast at the U.S. and International divisional and International regional levels. The Executive Committee does not receive operating results in terms of adjusted EBITDA or any other performance measure below the International division level;

•

where applicable, details of changes to budget arising from quarterly budget reforecast and comparison with previously issued guidance. Where the month is the last month of any quarter, it also includes comparison of the quarter with analyst consensus;

•	risk and opportunities related to discrete projects, initiatives, regulatory changes or market changes, which include probability and potential adjusted EBITDA impact by division; and

•

appendices containing revenue bridges for the divisions from the latest budget forecast to actuals for the month concluded, Group and divisional month operating results for the month concluded against latest budget forecast, which includes discussion of revenue, divisional segment cost of sales, divisional segment sales and marketing, divisional segment general and administrative expenses and divisional adjusted EBITDA. It also includes divisional information on adjusted EBITDA cash conversion and non-financial metrics, such as sportsbook stakes, revenue margin, AMPs, ARPU and activations versus the latest budget forecast.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 12 -	May 27, 2025

Information provided to the Board of Directors

The CODM is a member of the Board of Directors and therefore also receives the information that the Board of Directors receives. All budget, budget reforecast and performance financial information presented to the Board of Directors is at the U.S. and International divisional level effective January 1, 2025, with the Board of Directors not receiving any financial information relating to operating results below the divisional level.

Conclusion:

Pursuant to ASC 280-10-50-1, an operating segment 1) engages in business activities from which it may recognize revenues and incur expenses, 2) has operating results that are regularly reviewed by the CODM to make decisions about resource allocation and assess performance, and 3) has discrete financial information available. Flutter believes that, based on the operating results that are reviewed monthly by its CODM to make decisions about resource allocation and assess performance, each of the U.S. and International divisions noted above is an operating segment. In making that determination Flutter has considered the factors indicated above and notes that no single factor is determinative in its analysis. Flutter believes that the totality of the information provided in the analysis above supports its conclusion that it has two operating segments, namely the U.S. and International segments, based on the revised monthly reporting, Executive Committee and Board of Directors packages regularly reviewed by the CODM following the change in its internal reporting structure.

*    *    *    *    *

Please do not hesitate to call me at (202) 636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Christine Dietz

Flutter Entertainment plc

Rob Coldrake

Don H. Liu